CUSIP No. 847461100                                         Page 1 of 16 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                 SPECIALIZED HEALTH PRODUCTS INTERNATIONAL, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.02 par value
------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                   847461100
------------------------------------------------------------------------------
                                 (CUSIP Number)
                                            Merrill A. Ulmer, Esq.
Bruce F. Wesson                             Reboul, MacMurray, Hewitt,
Galen Partners III, L.P.                    Maynard & Kristol
610 Fifth Avenue                            45 Rockefeller Plaza
New York, New York 10020                    New York, New York  10111
Tel.  (212) 218-4990                        Tel. (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                November 7, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of

----------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 847461100                                        Page 2 of 16 Pages

this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1)  Name of Reporting Person
    I.R.S. Identification No. of Above Person (If an Entity)

    Galen Partners III, L.P.      (EIN:13-3930452)
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2)  Check the Appropriate Box                     (a) [x]
    if a Member of a Group                        (b) [ ]
------------------------------------------------------------------------------
3)       SEC Use Only
------------------------------------------------------------------------------
4)       Source of Funds                    WC
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5)       Check if Disclosure of
         Legal Proceedings is               Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
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6)       Citizenship or Place
         of Organization                    Delaware
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Number of Shares            7)  Sole Voting Power
Beneficially Owned              13,962,794 shares of Common
                                Stock
By Each Reporting               (including 13,962,794 shares
Person With                     issuable upon conversion of
                                preferred stock)
                            --------------------------------------------------
                            8)   Shared Voting Power
                                   -0-
                            --------------------------------------------------
                            9)   Sole Dispositive Power
                                   13,962,794 shares of Common Stock
                                   (including 13,962,794 shares
                                   issuable upon conversion of
                                   preferred stock)
                            --------------------------------------------------
                            10)  Shared Dispositive Power
                                   -0-
                            --------------------------------------------------

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CUSIP No. 847461100                                         Page 3 of 16 Pages

11)  Aggregate Amount Beneficially               13,962,794 shares of
     Owned by Each Reporting Person              Common Stock (including
                                                 13,962,794 shares
                                                 issuable upon conversion
                                                 of preferred stock)
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12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                               42.05%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                       PN


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CUSIP No. 847461100                                         Page 4 of 16 Pages

1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (If an Entity)

     Galen Partners International III, L.P.              (EIN:13-3930455)
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2)   Check the Appropriate Box                       (a) [x]
     if a Member of a Group                          (b) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only
------------------------------------------------------------------------------
4)   Source of Funds                       WC
------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                  Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                       Delaware
------------------------------------------------------------------------------
Number of Shares                   7)  Sole Voting Power
Beneficially Owned                     1,263,874 shares of Common Stock
By Each Reporting                      (including 1,263,874 shares
Person With                            issuable upon conversion of
                                       preferred stock)
                                   -------------------------------------------
                                   8)   Shared Voting Power
                                          -0-
                                   -------------------------------------------
                                   9)    Sole Dispositive Power
                                           1,263,874 shares of Common Stock
                                           (including 1,263,874 shares
                                           issuable upon conversion of
                                           preferred stock)
                                    -------------------------------------------
                                    10)  Shared Dispositive Power
                                           -0-
                                    -------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,263,874 shares of Common Stock (including 1,263,874 shares issuable upon conversion of preferred stock)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)

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CUSIP No. 847461100                                         Page 5 of 16 Pages

     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                         3.81%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                 PN



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CUSIP No. 847461100                                         Page 6 of 16 Pages

1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (if an Entity)

     Galen Employee Fund III, L.P.                   (EIN:13-3930477)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                            (a) [x]
     if a Member of a Group                               (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Fund                                   WC
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware
-------------------------------------------------------------------------------
Number of Shares                     7)  Sole Voting Power
Beneficially Owned                         57,176 shares of Common Stock
By Each Reporting                          (including 57,176 shares
Person With                                issuable upon conversion of
                                           preferred stock)
                                     ------------------------------------------
                                     8)   Shared Voting Power
                                            -0-
                                     ------------------------------------------
                                     9)   Sole Dispositive Power
                                            57,176 shares of Common Stock
                                            (including 57,176 shares
                                            issuable upon conversion of
                                            preferred stock)
                                     ------------------------------------------
                                     10)  Shared Dispositive Power
                                            -0-
                                     ------------------------------------------
11)   Aggregate Amount Beneficially Owned By Each Reporting Person
      57,176 shares of Common Stock (including 57,176 shares
      issuable upon conversion of preferred stock)
------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

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CUSIP No. 847461100                                         Page 7 of 16 Pages

------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                         0.17%
         Amount in Row (11)
------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                 PN



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CUSIP No. 847461100                                         Page 8 of 16 Pages

                                  Schedule 13D
                                  ------------

Item 1.  Security and Issuer.
         -------------------

          This statement relates to the Common Stock, $.02 par value (the "Common Stock"), of Specialized Health Products International, Inc., a Delaware corporation ("SHPI"). The principal executive offices of the Issuer are located at 585 West 500 South, Bountiful, Utah 84010.

Item 2.  Identity and Background.
         -----------------------

          This statement is being filed by Galen Partners III, L.P. ("Galen"), Galen Partners International III, L.P. ("Galen Intl"), and Galen Employee Fund III, L.P. ("GEF"), each of which is a Delaware limited partnership (each, a "Reporting Person" and collectively, the "Reporting Persons"). Each of the Reporting Persons is a private investment fund engaged in the business of making investments in the securities of companies in the health care industry. Under the definition of "beneficial owner" in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Act"), each Reporting Person may be deemed to beneficially own the securities owned by the other Reporting Persons and therefore may be deemed under Rule 13d-5 promulgated under Act to be a member of a "group" with the other Reporting Persons. The filing of this statement is not intended as, and should not be deemed, an acknowledgment of shared voting or dispositive power by any Reporting Person with respect to any of the securities held by any other Reporting Person.

          William R. Grant, Bruce F. Wesson, L. John Wilkerson, David Jahns, Srini Conjeevaram and Zubeen Shroff are all natural persons and are the members of Claudius, L.L.C., a Delaware limited liability company ("Claudius"), the general partner of each of Galen and Galen Intl. Bruce F. Wesson is the President of Wesson Enterprises, Inc., a Delaware corporation ("Wesson Enterprises"), which is the general partner of GEF. Mr. Wesson is the sole executive officer, sole director and sole shareholder of Wesson Enterprises. Each of Messrs. Grant, Wesson, Wilkerson, Jahns, Conjeevaram and Shroff are citizens of the United States of America. Messrs. Grant, Wesson, Wilkerson, Jahns, Conjeevaram and Shroff, together with Claudius and Wesson Enterprises, are referred to herein, collectively, as the "Related Persons."


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CUSIP No. 847461100                                         Page 9 of 16 Pages

          The principal place of business and the principal office of each of the Reporting Persons and Related Persons are located at 610 Fifth Avenue, 5th Floor, New York, New York 10020. During the last five years, none of the Reporting Persons or the Related Persons has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          On November 7, 2001, the Reporting Persons acquired an aggregate 7,641,922 shares of Series A Preferred Stock, $.02 per share (the "Series A Preferred Stock"), from SHPI pursuant to an Series A Preferred Stock Purchase Agreement, dated as of October 5, 2001 (the "Purchase Agreement"), among SHPI and the purchasers names therein, including the Reporting Persons. The Purchase Agreement is attached hereto as Exhibit B. The purchase price for the Series A Preferred Stock was $0.458 per share and the amounts paid by each of Galen, Galen Intl and GEF was $3,197,479.83, $289,427.15 and $13,093.00, respectively.

          The funds for the acquisitions of the Series A Preferred Stock from SHPI were allocated from the working capital of the Reporting Persons and were not obtained by means of a loan or other borrowing arrangement.

          Under the terms of the Purchase Agreement, each of Galen, Galen Intl and GEF has the right (but not the obligation) to purchase, at any time prior to the earlier to occur (i) November 7, 2002 and (ii) the thirtieth day following the date as of which an aggregate of two-thirds of an aggregate 10,917,030 shares of Series A Preferred Stock to be purchased in subsequent closings have been purchased, an aggregate 7,641,922 additional shares of Series A Preferred Stock at a purchase price of $0.458 per share.

Item 4.  Purpose of Transaction.
         ----------------------

          The Reporting Persons have acquired securities of SHPI for investment purposes. Upon the closing of the transaction

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CUSIP No. 847461100                                         Page 10 of 16 Pages

contemplated by the Purchase Agreement (the "Closing"), David Jahns, a member of Claudius, and Steven Shapiro, a designee of Galen, Galen Intl and GEF, joined SHPI's Board of Directors and SHPI's Audit Committee.

          The Certificate of Designations, Preferences and Limitations of Series A Preferred Stock (the "Certificate of Designation"), which is attached hereto as Exhibit C, sets forth the rights and preferences of the Series A Preferred Stock, which are summarized as follows:

     o Each share of Series A Preferred Stock is entitled to one vote for each share of SHPI Common Stock into which such share of Series A Preferred Stock is then convertible. The holders of the Series A Preferred Stock have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and are entitled to vote, together with the holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Except as provided by law or as otherwise provided below, holders of the Series A Preferred Stock are not entitled to vote as a class on any matter.

     o The holders of the Series A Preferred Stock are entitled to elect two members of SHPI's Board of Directors. Any vacancy of a directorship elected by the holders of the Series A Preferred Stock will be filled by the majority vote of the remaining directors elected by the holders of the Series A Preferred Stock.

     o SHPI may not, without the approval of the holders of at least 66-2/3% of the then outstanding shares of Series A Preferred Stock, take any of the following actions:

          (i) Cause any amendment of SHPI's Certificate of Incorporation or Bylaws if such amendment would alter the rights or privileges of the Series A Preferred Stock;

          (ii) increase the number of authorized shares of Series A Preferred Stock;

          (iii) create any new class of its capital stock or reclassify any class of its capital stock having rights and privileges on a parity with, or more beneficial than, the Series A Preferred Stock;


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CUSIP No. 847461100                                         Page 11 of 16 Pages

          (iv) redeem or repurchase shares of the Common Stock other than shares repurchased from employees or officers pursuant to stock option or restricted stock purchase plans or agreements either in place as of November 7, 2001 or as approved by the Board of Directors;

          (v) unless the holders of the Series A Preferred Stock are to receive at least $1.374 per share as a result of such transaction, effect any merger, consolidation or other business combination;or

          (vi) unless the holders of the Series A Preferred Stock are to receive at least $1.374 per share as a result of such transaction, effect any sale of SHPI or other conveyance of all or substantially all of SHPI's assets.

     o Shares of the Series A Preferred Stock bear non-cumulative dividends at a rate of 8% per annum, which will be payable semi-annually, if and only if, declared by the Company.

     o SHPI may not declare any dividends on its Common Stock unless a dividend is also concurrently declared and paid on the Series A Preferred Stock. No dividend paid on the Common Stock may exceed the dividend rate paid on the Series A Preferred Stock.

     o Each share of Series A Preferred Stock is convertible into Common Stock at any time at the option of the holder thereof at a conversion price of $0.458 per share, subject to certain adjustments if SHPI issues additional shares of Common Stock for an amount less than the then current conversion price or upon SHPI's approval of a stock dividend, combination or subdivision of its Common Stock, or the reclassification or reorganization of SHPI's Common Stock.

     o If at any time less than 33-1/3% of the authorized shares of Series A Preferred Stock are outstanding, the Series A Preferred Stock will automatically convert into shares of Common Stock at the then current conversion price.

     o If, after November 7, 2003, SHPI's average closing price per share for its Common Stock, as reported by Nasdaq, exceeds three times the then current conversion price for at least 20 consecutive trading days, the Series A Preferred Stock will


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CUSIP No. 847461100                                         Page 12 of 16 Pages

automatically convert into shares of Common Stock at the then current conversion price.

     o Upon the dissolution, liquidation or winding up of SHPI, whether voluntary or involuntary, the holder of each outstanding share of Series A Preferred Stock will be entitled to receive out of SHPI's assets, $0.458 plus an amount equal to an 8% annual compounded return on such amount from the date of the initial purchase of such share less any dividends previously paid; provided, however, that the holders will not be entitled to such amount if, in connection with such dissolution, liquidation or winding up, the holders receive at least $1.374 per outstanding share of the Series A Preferred Stock. After payment of any preferential amount, the holders of the Series A Preferred Stock have the right to share ratably in the distribution of SHPI's remaining assets based on the number of shares of Common Stock which they have the right to acquire based on the then current conversion price. Any consolidation or merger of SHPI with or into any other corporation or the sale, transfer or other disposition of all or substantially all of SHPI's assets will be deemed a dissolution, liquidation or winding up unless the stockholders of SHPI immediately before such transaction own, immediately after the transaction, at least 50% of the voting power of the surviving or purchasing entity.

     o Any right or preference of the Series A Preferred Stock may be waived in writing by the holders of at least 66-2/3% of the outstanding shares of Series A Preferred Stock.

          Pursuant to the Investors' Rights Agreement, which is attached hereto as Exhibit D, SHPI has granted the holders of the Series A Preferred Stock the right to require SHPI, at any time on or after November 7, 2003, to register (a "Demand Registration") the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The holders of Series A Preferred Stock have the right to require two Demand Registrations. In addition, this agreement grants the holders of the Series A Preferred Stock (i) the right to include shares of Common Stock issuable upon conversion of the Series A Preferred Stock in registrations covering any of SHPI's securities being registered either for the account of SHPI or the account of a security holder or holders exercising their respective demand registration rights (other than pursuant to the Investors' Rights Agreement) and (ii) the right to request registrations on Form S-

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CUSIP No. 847461100                                         Page 13 of 16 Pages

3 if such request is made by holders of more than ten percent of the outstanding shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the aggregate price of the shares covered by such registration to the public is more equal to or more than $1,000,000.

          At the time of closing of the Purchase Agreement, each purchaser of Series A Preferred Stock, including the Reporting Persons, and each executive officer and director of SHPI entered into a Lock-Up Agreement, a form of which is attached hereto as Exhibit E. Pursuant to the Lock-Up Agreements, each Reporting Person agreed with the Company not to sell, pledge or otherwise transfer any Common Stock or Series A Preferred Stock without the prior written consent of the Company until November 7, 2003.


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

          (a) The percentages set forth below are based on a total of 17,921,479 shares of Common Stock outstanding as of November 5, 2001 plus (i) the 7,641,922 shares of Common Stock issuable upon conversion of the Series A Preferred Stock owned by the Reporting Persons and (ii) the 7,641,922 shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Reporting Persons have the right to purchase.

                  Galen
                  -----

          Galen beneficially owns an aggregate 13,962,794 shares of SHPI Common Stock (including 13,962,794 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 42.05% of the Common Stock outstanding. Claudius, as the General Partner of Galen, may be deemed to beneficially own the securities owned by Galen.

                  Galen Intl
                  ----------

          Galen Intl beneficially owns an aggregate 1,263,874 shares of SHPI Common Stock (including 1,263,874 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 3.81% of the Common Stock outstanding. Claudius, as the General Partner of Galen Intl, may be deemed to beneficially own the securities owned by Galen Intl.

CUSIP No. 847461100                                         Page 14 of 16 Pages

          GEF
          ---

          GEF beneficially owns an aggregate 57,176 shares of SHPI Common Stock (including 57,176 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 0.17% of the Common Stock outstanding. Wesson Enterprises, as General Partner of GEF, may be deemed to beneficially own the securities owned by GEF.

          (b) The members of Claudius may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of SHPI owned by Galen and Galen Intl. Bruce Wesson, the President and sole director of Wesson Enterprises, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of SHPI held by GEF. Each of the members of Claudius and Mr. Wesson, as the President and sole director of Wesson Enterprises, disclaim beneficial ownership of all securities other than by virtue of their respective indirect pecuniary interests in the securities owned by Galen, Galen Intl and GEF.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of SHPI in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Persons.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          ---------------------------------------

          Except as described in Item 4 of this Schedule 13D, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of SHPI, including but not limited to transfer or voting of any of the securities of SHPI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or

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CUSIP No. 847461100                                         Page 15 of 16 Pages

the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of SHPI.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  Exhibit A - Group Agreement

                  Exhibit B - Purchase Agreement

                  Exhibit C - Certificate of Designation

                  Exhibit D - Investors' Rights Agreement

                  Exhibit E - Form of Lock-up Agreement



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CUSIP No. 847461100                                         Page 16 of 16 Pages



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2001


                                       GALEN PARTNERS III, L.P.
                                       By: Claudius, L.L.C., its General
                                       Partner

                                       By /s/ Bruce F. Wesson
                                         -----------------------------
                                                Managing Member


                                       GALEN PARTNERS INTERNATIONAL III, L.P.
                                            By: Claudius, L.L.C., its
                                            General Partner


                                       By /s/ Bruce F. Wesson
                                         -----------------------------
                                                Managing Member


                                         GALEN EMPLOYEE FUND III, L.P.
                                         By: Wesson Enterprises, Inc.,
                                         its General Partner


                                         By /s/ Bruce F. Wesson
                                           -----------------------------
                                                   President